BUSINESS CONSULTING AGREEMENT

This Business Consulting Agreement (the "Agreement") is entered into this 24 day of January 2022 (the "Effective Date"), by and between DSS, Inc., a New York corporation ("Consultant") and Sharing Services Global Corporation, a Nevada corporation (the "Company").

Recitals

WHEREAS, the Company desires to receive certain consulting services from the Consultant; and

WHEREAS, Consultant desires to provide those consulting services to the Company pursuant to the terms of this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and intending to be legally bound, the parties hereto agree as follows:

1. **CONSULTING SERVICES.**

    a. The Company hereby engages the Consultant to perform the following services (the "Services") in accordance with the terms and conditions set forth in this Agreement: The Consultant will consult with the directors and officers of the Company any matters of the business affairs of the Company.

    b. The Services will be provided by the Consultant's employees set forth in Schedule 1.a (the "Consultant Employees") Each Consultant Employee will serve in the capacity set forth across the Consultant Employee's name in the Schedule 1.a.

2. **TERM AND TERMINATION.**

    a. The term of this Agreement will begin on the Effective Date and will end on the first (1st) anniversary of the date hereof (the "Initial Term").

    b. Either party may terminate this Agreement on sixty (60) days' notice to the other party in writing, by certified mail or personal delivery. In the case of termination by the Company, termination must be made by a vote of the Company's board of directors in accordance with the Company's articles of incorporation, bylaws or other governing documents. Upon termination of this Agreement or expiration of the term hereof: (a) each party shall remain liable to the other for any breach of this Agreement prior to such expiration or termination; and (b) the Consultant will be entitled to all amounts due from the Company under this Agreement up to the date of termination or expiration. The provisions of Sections 6, 7, 8, 9 and 10 of this Agreement, as well as any other provisions of this Agreement applicable thereto, shall survive any termination or expiration of this Agreement.

3. **AMOUNT OF SERVCIES.** The actual amount and exact nature of Services provided may vary significantly based on several factors, including but not limited to the Company's specific business needs and changes in the Company's business structure or direction as per the Board of Directors. Consultant will use its best efforts to work efficiently and expeditiously. However, the Company understands that the amount of time Consultant will spend in assisting the Company is based upon the Company's particular needs and upon the Company's representations to Consultant, and therefore is difficult to estimate. Accordingly, in entering into this Agreement, the Company is not relying on any estimates provided by Consultant as to cost, amount of services necessary, or timeframe, and shall be

responsible for payment for all services provided by Consultant to the Company regardless of whether such services or the cost thereof exceed any estimate provided by Consultant.

4. **PLACE WHERE SERVICES WILL BE RENDERED**. The Consultant will perform the Services at a location to be determined in Consultant's sole discretion. In addition, the Consultant may perform Services by telephone or video conference and at such other places as reasonably necessary to perform the Services.

5. **PAYMENT TO CONSULTANT**. For Services rendered hereunder, the Consultant shall receive:

    a. A flat monthly fee of sixty thousand $60,000 as consideration for the Services. The Services will be invoiced monthly in advance and the Company shall pay the amounts so invoiced within 15 days of receipt of the invoice.

    b. Fifty million (50,000,000) Common Stock Purchase Warrants ("Service Warrants") exercisable to purchase the same number of shares of Class A common stock, $0.0001 par value per share, of the Company (the "Shares") at an exercise price of $0.0001 per share. The Stock Warrants shall immediately vest and expire in five years from the date of issuance. Notwithstanding the foregoing, the Service Warrants described in this Section 5.b shall terminate and be of no further legal force or effect if, prior to their exercise, this Agreement is terminated by the Company for Cause. For the purposes of this Agreement, the term "for Cause" shall mean (i) Consultant shall commit a material breach of this Agreement, unless such breach shall be cured by the Consultant within a period of thirty (30) days after written notice by the Company of such breach, (ii) Consultant, or the Consultant Employees, are shown to have engaged in any act of fraud or dishonesty detrimental to the Company, or its subsidiaries, or any of its customers or clients, or (iii) Consultant has been grossly negligent in the performance of its duties or responsibilities hereunder.

    c. Reimbursement by the Company for the reasonable out-of-pocket expenses incurred by the Consultant or the Consultant Employees in the provision of the Services. Promptly after the end of each calendar month, the Consultant will submit an itemized monthly statement setting the out-of-pocket expenses incurred in the preceding month and the Company will pay the Consultant the amounts due as indicated by statements submitted by the Consultant within 15 days of receipt.

6. **INDEPENDENT CONTRACTOR.** Both the Company and the Consultant agree that the Consultant and the Consultant Employees will act as independent contractors in the performance of their duties under this contract. Accordingly, the Consultant shall be responsible for payment of all taxes including U.S. Federal, State and local taxes arising out of the Consultant's activities in accordance with this Agreement, including by way of illustration but not limitation, Federal and State income tax, Social Security tax, Unemployment Insurance taxes, and any other taxes or business license fee as required.

7. **NO CONFLICT; NO DISQUALIFICATION**. Both the Company and the Consultant agree that no conflict of interest is created by any other titles or roles held, or services provided, by Consultant and/or the Consultant Employees with or to the Company, or any of the Company's subsidiaries and affiliates, separate and apart from this Agreement. Further, both the Company and the Consultant agree that, neither the Consultant's role as consultant or the services provided by the Consultant pursuant to this Agreement, shall disqualify, prevent or limit in any way the ability of the Consultant

or the Consultant Employees from continuing to hold any other positions with the Company, or any subsidiary or affiliate of the Company.

8. **LIMITATION OF LIABILITY.** The Services are provided "as is" and the Consultant expressly disclaims, and the Company hereby expressly waives, all express warranties and all other warranties, duties and obligations implied in law, including warranties of merchantability and fitness for a particular purpose. No statements in this Agreement or in any other document shall be read to be an express warranty nor create a warranty, duty or obligation implied in law, including, without limitation, warranties of merchantability and fitness for a particular purpose. The Consultant does not warrant that the Services will meet the Company's requirements or that Services will be error free. The Consultant shall not be liable to the Company or any of its affiliates for any loss, liability, damage or expense arising out of or in connection with the performance of the Services, unless such loss, liability, damage or expense shall be proven to result directly from the willful misconduct of the Consultant. In no event will the Consultant be liable to the Company for special, indirect, punitive or consequential damages, including, without limitation, loss of profits or lost business, even if the Consultant has been advised of the possibility of such damages. Under no circumstances will the liability of the Consultant exceed, in the aggregate, the fees actually paid to the Consultant hereunder.

9. **INDEMNIFICATION.** During the term of this Agreement, Consultant and the Consultant Employees shall each be a "Proper Person" as that term is defined in Article VI of the Company's Bylaws, and Company shall indemnify and hold harmless Consultant to the fullest extent as set forth therein. In addition, Consultant shall be a named insured under the Company's Directors and Officers insurance policy and shall be insured to the fullest extent set forth therein.

10. **EMPLOYMENT OF OTHERS.** The Company may from time-to-time request that the Consultant arrange for the services of individuals other than the Consultant Employees. All costs to the Consultant for those services will be paid by the Company with approval but in no event shall the Consultant employ individuals other than the Consultant Employees without the prior authorization of the Company.

11. **CONFIDENTIALITY.**

    a. The Company agrees to provide Consultant such information concerning the Company, its subsidiaries or their respective businesses in the possession of the Company or its agents that Consultant and may reasonably request or require to perform the Services (collectively the "Confidential Information"). The Company authorizes Consultant to use such Information in connection with its performance of the Services.

    b. From and after the date hereof, Consultant shall maintain the confidentiality of any Confidential Information; provided, however, that this Section 10 shall not restrict: (a) any disclosure by Consultant of any Confidential Information required by applicable law or regulation, or any securities exchange (but only such portion of the Confidential Information that Consultant is legally required to disclose), but if permitted by applicable law or regulation, Consultant shall give the Company notice and a reasonable opportunity to contest such disclosure or seek an appropriate protective order; (b) any disclosure on a confidential basis to Consultant's attorneys, accountants and other advisors; and (c) any disclosure of information that: (i) is publicly available as of the date of this Agreement; (ii) after the date of this Agreement, becomes publicly available through no fault of Consultant; or (iii) is received

by the Company from a third party not, to Consultant's knowledge, subject to any obligation of confidentiality with respect to such information.

12. **NO ASSIGNMENT.** Consultant will have the right at all times to assign any of its rights or obligations under this Agreement to a direct or indirect wholly- or majority-owned subsidiary of the Consultant, provided that, in the event of any such assignment, the Consultant will remain liable for all such obligations. Subject to the foregoing, this Agreement is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns. This Agreement may not otherwise be assigned by the parties hereto.

13. **NOTICES**. Any notices to be given hereunder by either party to the other party may be effected either by personal delivery in writing; by guaranteed overnight delivery; by mail, registered or certified, postage prepaid with return receipt requested; or by an electronic transmission, which creates a record that may be retained, retrieved, and reviewed by either party. Mailed notices shall be addressed to the parties at the addresses below and electronic transmissions shall be forwarded to the contact persons below. Either party may change the address upon which written notice is mailed or electronic transmission is forwarded in accordance with this Section 12. Notices delivered personally will be deemed communicated as of actual receipt; mailed notices and electronic transmissions will be deemed communicated as the date received.

To Company:

Sharing Services Global Corporation
1700 Coit Road, Suite 290
Plano, Texas 75075
Attention: John Thatch
Phone: (469) 304-9400
Email: jt@shrginc.com

To Consultant:

DSS, Inc.
6 Framark Drive
Victor, New York 14564
Attention: Jason Grady
Phone: (585) 325-3610
Email: jason.grady@dssworld.com

14. **GOVERNING LAW AND CHOICE OF FORUM.** This Agreement shall be construed and enforced in accordance with the laws of the State of Texas without reference to the choice of law principles thereof. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the State of Texas and agree that such litigation shall be conducted only in a Texas state court or United States District Court in Texas.

15. **COUNTERPARTS.** The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Agreement, this 24, day of January, 2022.

SHARING SERVICES GLOBAL CORPORATION

By: JOHN "JT" THATCH

Title: CEO

DSS, INC.

By: Jason Grady

Title: Chief Operating Officer

SCHEDULE 1.a

Consultant Employees

Em12loyee	Position
Frank D. Heuszel	President of Operations
Heng Fai Ambrose Chan	Executive Chairman